PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data of Eckerd Corporation (the "Company") is based on the historical consolidated financial statements of the Company included in its Annual Report on Form 10-K for the fiscal year ended January 29, 1994 (the "Form 10-K"), adjusted to give effect to the Refinancing, the IPO and the Note Issuance and the use of net proceeds therefrom. The unaudited pro forma statement of operations data for the year ended January 29, 1994 give effect to the Refinancing, the IPO and the
Note Issuance and the use of proceeds therefrom as if such transactions had occurred as of the beginning of the period presented. The adjustments relating to the Refinancing, the IPO and the Note Issuance are described in the accompanying notes. The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The pro forma financial data does not purport to represent what the Company's results of operations would actually have been if the Refinancing, the IPO and the Note Issuance and the use of proceeds therefrom in fact had occurred at the beginning of the period presented, or to project the Company's results of operations for any future period. The pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the historical consolidated financial statements of the Company and related notes included in the Form 10-K. All capitalized terms used herein but not defined have the same meanings as ascribed to them in the Form 10-K.

                            FISCAL YEAR ENDED JANUARY 29, 1994
                           -------------------------------------
                                       REFINANCING,
                                         IPO AND
                                          NOTE
                             ACTUAL     ISSUANCE     PRO FORMA
                           ----------  -----------  ------------
                                  (DOLLARS IN THOUSANDS,
                                EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Sales and other operating
revenue..................  $4,190,539   $  --       $  4,190,539
                           ----------  -----------  ------------
Costs and expenses:
  Cost of sales,
    including store
    occupancy,
    warehousing, and
    delivery expense.....   3,175,375      --          3,175,375
  Operating and
    administrative
    expenses.............     857,980       1,668(1)      859,648
                           ----------  -----------  ------------
Earnings before interest
  expenses...............     157,184      (1,668)       155,516
                           ----------  -----------  ------------
Interest expenses:
  Interest expense,
     net.................     105,999      (2,470)(2)       88,449
                                           (9,500)(3)
                                           (3,912)(4)
                                           (1,668)(1)
  Amortization of
    original issue discount
    and deferred debt
    expenses.............       7,216      (2,356)(5)        6,760
                                            2,500(5)
                                           (1,025)(6)
                                              425(6)
                           ----------  -----------  ------------
      Total interest
        expenses.........     113,215     (18,006)        95,209
                           ----------  -----------  ------------
      Earnings (loss)
before income taxes and
extraordinary item.......      43,969      16,338         60,307
                           ----------  -----------  ------------
Income tax provision.....       2,556         327          2,883(8)
                           ----------  -----------  ------------
      Earnings (loss)
before extraordinary
item.....................      41,413      16,011         57,424(8)
Extraordinary item--early
retirement of debt and
preferred stock..........     (44,354)     44,354(7)      --     (8)
                           ----------  -----------  ------------
      Net earnings (loss)
for the year.............      (2,941)     60,365         57,424(8)
Dividends declared on
preferred stock..........       4,924      (4,924)(3)      --
                           ----------  -----------  ------------
Net earnings (loss)
available to common
shares...................  $   (7,865)  $  65,289   $     57,424(8)
                           ----------  -----------  ------------
                           ----------  -----------  ------------
Earnings (loss) before
extraordinary item per
common share (9).........  $     1.24(10)           $       1.80(11)
Net earnings (loss) per
common share.............       (0.27)(10)                  1.80(11)
                           ----------               ------------
                           ----------               ------------
- ---------------
 (1) Reflects adjustments for the IFS Sale and Leaseback relating to a reduction in depreciation for the assets that were sold, a reduction in interest expense for the debt that was repaid with the net proceeds therefrom and an increase in rent expense payable under the IFS Sale and Leaseback.
 (2) Reflects the repayment of certain debt with the $65.8 million net proceeds of the IPO and the corresponding reduction in interest expense assuming an interest rate of 7 1/2% under the Credit Agreement and the EH II Credit Agreement for both periods. See "The 1993 Transactions."
 (3) Reflects the incurrence of new indebtedness under the Credit Agreement and the EH II Credit Agreement and the prepayment or redemption of certain existing indebtedness with, among other things, borrowings thereunder as part of the Refinancing and the corresponding reduction in interest expense based on lower interest rates for such new indebtedness. Also, reflects redemption of the 14 1/2% Preferred Stock. See "The 1993 Transactions."
 (4) Reflects the issuance of the Notes and the application of the net proceeds therefrom to redeem all of the 13% Discount Debentures and $145.0 million of the 11 1/8% Debentures and the corresponding reduction in interest expense.
 (5) Reflects reversal of amortization of deferred debt expenses related to debt being repaid of $2.4 million for the year ended January 29, 1994 and the amortization of deferred debt expenses related to the Credit Agreement of $2.5 million for the year ended January 29, 1994.
 (6) Reflects reversal of original issue discount and deferred debt expenses related to the 13% Discount Debentures and the 11 1/8% Debentures redeemed of $1.0 million for the year ended January 29, 1994, and the amortization of deferred debt expenses related to the Notes of $0.4 million for the year ended January 29, 1994.
 (7) Reflects the elimination of the extraordinary item of $45.3 million and related income tax benefit of $0.9 million ($44.4 million, net) recognized as a result of the repayment of existing indebtedness and redemption of the 14 1/2% Preferred Stock.
 (8) If the extraordinary item of $45.3 million and related income tax benefit of $0.9 million were presented as if they had occurred during the period presented, the income tax provision would have been approximately $2.9 million, earnings before extraordinary item would have been approximately $57.4 million, the extraordinary item would have been approximately $(44.4) million, and each of net earnings for the year and net earnings available to common shares would have been approximately $13.1 million.
 (9) Reflects payment of preferred stock dividends of $4,924.
(10) Earnings (loss) before extraordinary item per common share and net earnings
     (loss) per common share was calculated on the basis of 29,392,805 weighted average shares of Common Stock outstanding.
(11) Earnings (loss) before extraordinary item per common share and net earnings
     (loss) per common share on a pro forma basis assumes 31,980,305 weighted average shares of Common Stock outstanding.